

Mail Stop 3720

April 15, 2010

Mr. Paul Reynolds
Chief Executive Officer
Telecom Corporation of New Zealand Limited
8 Hereford Street
Auckland, New Zealand

      RE: **Telecom Corporation of New Zealand Limited**
              Form 20-F for the Fiscal Year Ended June 30, 2009
              Filed August 21, 2009
              File No. 1-10798

Dear Mr. Reynolds:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director